Exhibit 12.1
ALLIED WASTE INDUSTRIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS
(in thousands)

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
Fixed Charges:
Interest expenses	$484,649	$526,547	$524,020	$600,042	$722,444
Interest capitalized	19,294	17,207	14,135	12,674	15,235

Total interest	503,943	543,754	538,155	612,716	737,679

Interest component of rent expense	12,137	10,764	6,296	6,832	8,169

Non-cash conversion of Series A preferred stock	—	—	—	—	893,092
Dividend expense	62,604	77,420	96,118	48,458	172,047

Total fixed charges	$578,684	$631,938	$640,569	$668,006	$1,810,987

Earnings:
Income from continuing operations before income taxes	$517,316	$391,210	$320,715	$123,410	$196,389
Plus: fixed charges	578,684	631,938	640,569	668,006	917,895

Less: interest capitalized	(19,294)	(17,207)	(14,135)	(12,674)	(15,235)

Less: dividend expense	(62,604)	(77,420)	(96,118)	(48,458)	(172,047)

Total earnings	$1,014,102	$928,521	$851,031	$730,284	$927,002

Ratio of earnings to fixed charges and preferred stock dividends (A)	1.8	1.5	1.3	1.1	*

Ratio of earnings to fixed charges	2.0	1.7	1.6	1.2	1.2

*	Earnings were insufficient to cover fixed charges, preferred stock dividends and non-cash conversion of Series A preferred stock by $883.9 million in 2003.

(A)	Dividend expense is grossed up for taxes based on the Company’s effective tax rate.